UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

BALQON CORPORATION
(Name of Issuer)

Common Stock - $0.001 Par Value
(Title of Class of Securities)

    058785106
(CUSIP Number)

Chung Hing Ka
Seven One Limited
No. 3 Industrial Zone, Lisonglang Village
Gongming Town, Bao’an Dist., Shenzhen, P.R.C.
011-868-875-0313

Copy to:

Robert Cousins
Quintairos, Prieto, Wood and Boyer, P.A.
One East Broward Boulevard, Suite 1400
Fort Lauderdale, Florida 33301
(954) 523-7008

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ❑

CUSIP NO. 058785106	Page 2 of 8

1	Name of Reporting Person Seven One Limited(1)
2	Check the Appropriate Box if a Member of a Group (a) ❑ (See Instructions) (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings is Required ❑ Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 18,500,000(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,500,000(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,500,000(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (2)
13	Percent of Class Represented by Amount in Row (11) 41.80% (1)(3)
14	Type of Reporting Person (See Instructions) CO

(1)
The securities are held by Seven One Limited, a BVI company by which Chung Hing Ka (Winston Chung) is the sole shareholder and an executive officer.  Includes 9,312,500 shares of Common Stock underlying warrants to purchase shares of Common Stock.

(2)
The aggregate amount in Row 11 does not include any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Exchange Act.  The Reporting Persons disclaims membership in any “group” and disclaims beneficial ownership over the 19,777,744 shares of Common Stock beneficially owned by Balwinder Samra.

(3)	Based upon 34,942,512 shares outstanding as of December 14, 2010.

CUSIP NO. 058785106	Page 3 of 8

1	Name of Reporting Person Chung Hing Ka(1)
2	Check the Appropriate Box if a Member of a Group (a) ❑ (See Instructions) (b) ☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required ❑ Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 18,500,000(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,500,000(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,500,000(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (2)
13	Percent of Class Represented by Amount in Row (11) 41.80% (1)(3)
14	Type of Reporting Person (See Instructions) CO

(1)
The securities are held by Seven One Limited, a BVI company by which Chung Hing Ka (Winston Chung) is the sole shareholder and an executive officer.  Includes 9,312,500 shares of Common Stock underlying warrants to purchase shares of Common Stock.

(2)
The aggregate amount in Row 11 does not include any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Exchange Act.  The Reporting Persons disclaims membership in any “group” and disclaims beneficial ownership over the 19,777,744 shares of Common Stock beneficially owned by Balwinder Samra.

(3)	Based upon 34,942,512 shares outstanding as of December 14, 2010.

CUSIP NO. 058785106	Page 4 of 8

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Balqon Corporation, a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 1420 24th Street, Harbor City, California  90710.

Item 2.	Identity and Background.

(a)           This statement is filed by Seven One Limited, a BVI company (“Seven One”).  The sole shareholder and executive officer of Seven One is Chung Hing Ka (Winston Chung), a resident of the Peoples Republic of China. Seven One and Winston Chung are collectively referred to herein as a “Reporting Person”.

(b)           The address of the principal office of the Reporting Person is No. 3 Industrial Zone, Lisonglang Village, Gongming Town, Bao’an Dist., Shenzhen, P.R.C.

(c)           Seven One is an entity that was principally organized to hold investments for Winston Chung.  Winston Chung principally serves as chief executive officer of Winston Battery Limited, a manufacturer of lithium iron phosphate batteries and high voltage charging systems.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seven One is a BVI company.  Winston Chung is a citizen of the Peoples Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, the Company and Seven One entered into a securities purchase agreement (the “Securities Purchase Agreement”) effective December 14, 2010.  Under the Securities Purchase Agreement, Seven One acquired 7,812,500 shares (the “Shares”) of the Company’s Common Stock and a warrant (the “Warrant”) to acquire up to 7,812,500 shares of Common Stock, exercisable at $0.64 per share for a period of five years from the date of the Securities Purchase Agreement.  The purchase price for the Shares and Warrant was $5,000,000.  In addition, effective December 14, 2010, the Company also entered into a distribution agreement (the “Distribution Agreement”) with Seven One whereby Seven One received 1,375,000 shares of Common Stock (the “Distribution Shares”) and a warrant to purchase up to 1,500,000 shares of Common Stock (the “Distribution Warrant”), exercisable at a price per share of $1.50  This Schedule 13D is being filed to report the Securities Purchase Agreement, Distribution Agreement and a voting agreement entered into in connection with the Securities Purchase Agreement, whereby the Reporting Person agreed to vote for certain matters referred to in Item 4 (the “Voting Agreement”).

CUSIP NO. 058785106	Page 5 of 8

Item 4.	Purpose of Transaction.

Seven One purchased the Shares and the Warrant for investment purposes pursuant to the Securities Purchase Agreement.  Seven One acquired the Distribution Shares and Distribution Warrant pursuant to the Distribution Agreement in consideration of the contemplated distribution by the Company of lithium iron phosphate batteries and high voltage charging systems manufactured by an affiliate of Seven One.  The Distribution Shares and Distribution Warrant are also held for investment purposes.

With the closing of the Securities Purchase Agreement on December 14, 2010, Winston Chung was appointed to the Board of Directors of the Company.  In connection with the Securities Purchase Agreement, Seven One entered into a Voting Agreement under which, (i) Seven One agreed to vote all of its voting securities of the Company in favor of the election of Balwinder Samra (“Samra”) to the Company’s Board of Directors, and (ii) Samra agreed to vote all of his voting securities of the Company in favor of the election of Winston Chung to the Company’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

(a)           The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 34,927,514 shares of the Company’s Common Stock outstanding as of December 14, 2010.  Seven One owns 18,500,000 shares of the Company’s Common Stock, including an aggregate of 9,312,500 shares underlying the Warrant and Distribution Warrant.  This amounts to approximately 41.8% of the outstanding shares as of December 14, 2010.  Pursuant to Rule 13d-3, the Reporting Person is deemed the beneficial owner of such shares of the Company’s Common Stock that he can acquire within 60 days of the date hereof through the exercise of such warrants.

The Reporting Person and Samra may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act.  The shares of Common Stock beneficially owned by the Reporting Person in the paragraph above does not include any shares of Common Stock beneficially owned by Samra.  The Reporting Person disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Common Stock that are not directly owned by the Reporting Person.

To the extent the Reporting Person and Samra are deemed to be a “group,” the Reporting Person may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Samra.  Collectively, the Reporting Person and Samra beneficially own 38,277,744 shares of Common Stock, which represents approximately 81.39% of the outstanding shares of Common Stock of the Company (the number of outstanding shares of Common Stock for purposes of this calculation consists of 34,942,514 shares outstanding as of December 14, 2010).  The 38,277,744 shares of Common Stock are comprised of the 18,500,000  shares of Common Stock held directly by the Reporting Person as described above and the 19,777,774 shares of Common Stock held directly by Samra as described below.

CUSIP NO. 058785106	Page 6 of 8

As of December 14, 2010, Samra was the beneficial owner of 19,777,744 shares of Common Stock, which represents approximately 52.43% of the outstanding shares of Common Stock of the Company (the number of outstanding shares of Common Stock for purposes of this calculation consists of 34,942,514 shares outstanding as of December 14, 2010).  Of such 19,777,744 shares of Common Stock beneficially owned by Samra, 2,777,834 shares are issuable to Samra upon exercise of options to purchase shares of Common Stock held by Samra.  Pursuant to Rule 13d-3, Samra is deemed the beneficial owner of such shares of the Company’s Common Stock that it can acquire within 60 days of the date hereof through the exercise of such options.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Seven One Limited	0	18,500,000	0	18,500,000
Balwinder Samra	0	19,777,744	0	19,777,744

By virtue of his position as sole shareholder and executive officer of Seven One, Winston Chung has sole power to vote and dispose of the Common Stock beneficially owned by Seven One reported in this Schedule 13D.

(c)           Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As disclosed above, the Reporting Person became party to a certain Voting Agreement (“Voting Agreement”), dated December 14, 2010, by and among the Company, Balwinder Samra (“Samra”) and Seven One.

Under the terms of the Voting Agreement, Samra has agreed to vote (or cause to be voted) all of the voting securities of the Company that he is entitled to vote, at any annual, special or other meeting of the stockholders of Company held between December 14, 2010 and December 31, 2013, in such a manner as to ensure that Winston Chung is appointed or elected a member of the Board of Directors of the Company (the “Board”).  Under the terms of the Voting Agreement, the Reporting Person agreed to vote (or cause to be voted) all of the voting securities of the Company that it is entitled to vote, at any annual, special or other meeting of the stockholders of Company held between December 14, 2010 and December 31, 2013, in such a manner as to ensure that Samra is appointed or elected a member of the Board.  Under the terms of the Voting Agreement, subject to the provisions of the charter of the Company’s Nominating Committee and applicable law, the Company has agreed to take all reasonable actions to ensure that both Winston Chung and Samra are nominated for election at any annual, special or other meeting of the stockholders of Company held between December 14, 2010 and December 31, 2013.

CUSIP NO. 058785106	Page 7 of 8

Under the terms of the Voting Agreement, Samra and Seven One may only privately sell or transfer all or a portion of their securities of the Company by will or under the laws of descent and distribution and to a trust, partnership, limited liability company, corporation, custodianship or other fiduciary account for the benefit of the holder and/ or his spouse or immediate family member, so long as the acquirer or transferee agrees to be bound by the terms of the Voting Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are filed herewith:
Exhibit	Description
1	Securities Purchase Agreement, dated December 14, 2010, by and between Balqon Corporation and Seven One Limited (#)(1)
2	Distribution Agreement dated December 14, 2010, by and between Balqon Corporation and Seven One Limited (#)(1)
3	Voting Agreement, dated December 14, 2010, by and among the Company, Seven One Limited and Balwinder Samra (#)(1)
4	Form of Warrant issued by Balqon Corporation on December 14, 2010 to Seven One Limited (#)(1)
5	Form of Distribution Warrant issued by Balqon Corporation on December 14, 2010 to Seven One Limited (#)(1)
(#)
The agreement contains certain representations and warranties made by the parties thereto. The assertions embodied in such representations and warranties are not necessarily assertions of fact, but a mechanism for the parties to allocate risk.  Accordingly, investors should not rely on the representation and warranties as characterizations of the actual state of facts or for any other purpose at the time they were made or otherwise.  The agreements are not intended as a document for investors to obtain factual information about the current state of affairs of the parties to the agreement.  Rather, investors should look to other disclosures contained in Balqon Corporation’s reports under the Exchange Act.

(1)	Filed as an exhibit to the Balqon Corporation’s current report on Form 8-K filed with the Commission on December 16, 2010.

CUSIP NO. 058785106	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Seven One Limited

Dated: December 17, 2010	By:	/s/ Robert J. Cousins
Name: Robert J. Cousins Title: Attorney-in-Fact

	By:	/s/ Robert J. Cousins, Attorney-in-Fact
Chung Hing Ka